UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                                                SEC FILE NUMBER
                                                                     1-14164
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                                                                  CUSIP NUMBER
                                                                    435569108
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(Check One):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form N-SAR   [_] Form N-CSR

         For Period Ended:      DECEMBER 31, 2004
                          ------------------------------------------------------

                  [_]      Transition Report on Form 10-K

                  [_]      Transition Report on Form 20-F

                  [_]      Transition Report on Form 11-K

                  [_]      Transition Report on Form 10-Q

                  [_]      Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________________


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION


HOLLINGER INTERNATIONAL INC.
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Full Name of Registrant


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Former Name if Applicable


712 FIFTH AVENUE
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Address of Principal Executive Office (Street and Number)


NEW YORK, NEW YORK  10019
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City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]      (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

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         [_]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [_]      (c)      The accountant's statement or other exhibit
                           required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously reported, the Company formed a special committee of independent directors (the "Special Committee") on June 17, 2003 to investigate related party transactions and other payments made to certain executives of the Company and its controlling stockholder, Hollinger Inc., and other affiliates in connection with the sale of certain of the Company's assets and other transactions. The Special Committee filed its report with the U.S. District Court for the Northern District of Illinois on August 30, 2004. The Company also included the full text of the report as an exhibit to a Form 8-K filed with the SEC on August 31, 2004.

The Company previously made public its need to review the Special Committee's final report before it could complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. The Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 on January 18, 2005.

The completion of the Company's Annual Report on Form 10-K for the year ended December 31, 2003 required the diversion of a significant amount of resources away from the completion of the Company's consolidated financial statements for 2004. The Company is in the process of completing its financial statements for 2004.

In addition, until the 2003 Form 10-K had been filed, the Company was unable to retain an independent registered public accounting firm to audit the Company's 2004 consolidated financial statements. On February 18, 2005, the Audit Committee of the Board of Directors retained KPMG LLP as the Company's independent registered public accounting firm to audit the Company's 2004 consolidated financial statements.

As disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, the Company has identified material weaknesses in its systems of internal control over financial reporting. The Company is still in the process of completing the documentation, assessment, testing and remediation of its internal

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controls over financial reporting as required under Section 404 of the
Sarbanes-Oxley Act.

As a result, the Company will not be able to file its Annual Report on Form 10-K for the year ended December 31, 2004 on March 16, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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      James R. Van Horn                212                 586-5666
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          (Name)                   (Area Code)        (Telephone Number)
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                  [_]  Yes     [X]  No

         The Company did not file its Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 for the same reasons as those identified in Part III above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X]  Yes     [_]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations as reflected in its earnings statements for 2004 are expected to be significantly different from 2003 as a result of, among other things, the issues noted below. As the Company's audit has not been completed, any expected results noted for 2004 are not final and are subject to revisions prior to the filing of the Company's Annual Report on Form 10-K.

         (i) The Company is involved in a series of disputes, investigations and legal proceedings relating to transactions between the Company and certain former executive officers, certain current and former directors of the Company and certain affiliates. The potential impact of these disputes, investigations and legal proceedings on the Company's financial condition and results of operations cannot currently be estimated. The Company has

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                  incurred costs of $58.5 million through December 31, 2004
                  related to the above disputes and investigations.

                  During 2003, the Company received a total of $1.2 million in restitution arising from matters investigated by the Special Committee. During 2004, the Company was paid additional amounts totaling $30.3 million, excluding interest, in restitution. These amounts were reflected in the Company's Consolidated Statement of Operations for the year ended December 31, 2003 as "Other income (expense), net." Of these additional amounts, $23.7 million, excluding interest, is the subject of an appeal to the Delaware Supreme Court.

         (ii) The value of both the British pound sterling and the Canadian dollar has strengthened during 2004 compared to 2003, which may give rise to a foreign currency gain, which has not yet been quantified.

         (iii) On July 30, 2004, the Company completed the sale of the Company's business in the United Kingdom, including The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk and The Spectator and Apollo magazines (the "Telegraph Group"), to Press Acquisitions Limited and Holyrood Holdings Limited. Under the terms of the agreement, Press Acquisitions Limited acquired all of the outstanding shares of Telegraph Group Limited for a purchase price of (pound)729.6 million in cash (or approximately $1,323.9 million at an exchange rate of $1.8145 to (pound)1 as of the date of sale). This purchase price was subject to certain working capital adjustments which adjustments were not material.

                  The Company used approximately $603.1 million of the proceeds of the sale of the Telegraph Group to repay long-term indebtedness and related derivative contracts and returned approximately $498.7 million to its stockholders.

                  The Company will account for the Telegraph Group's operations as discontinued operations in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). For the year ended December 31, 2003, the Telegraph Group represented $519.5 million of revenue, and accounted for $40.7 million of income from operations.

         (iv) In June of 2004, the Company conducted a tender offer and consent solicitation to purchase and retire, and eliminate the covenants in place with respect to its subsidiary's, Hollinger International Publishing Inc., 9% Senior Notes due 2010 (the "9% Senior Notes"). Approximately 97% of the principal amount of the 9% Senior Notes were tendered, and the covenants were removed from the 9% Senior Notes that remained outstanding. The Company used approximately $344.8 million of the proceeds from the sale of the Telegraph Group to purchase the 9% Senior Notes tendered and related expenses. The Company also used $10.5 million to cancel the interest rate swaps relating to these 9% Senior Notes. The tender closed on August 2, 2004. The Company has since purchased and retired an additional $3.4 million in principal amount of the 9% Senior Notes.

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         (v)      On July 30, 2004, the Company used approximately $213.4
                  million of the proceeds from the sale of the Telegraph Group to fully repay and cancel amounts outstanding under the Company's $310.0 million Senior Credit Facility with Wachovia Bank, N.A. In addition, the Company paid approximately $2.1 million in fees related to this early repayment and incurred costs of $32.3 million in fees to cancel the cross currency interest rate swaps the Company had in place with respect to amounts outstanding under the Senior Credit Facility.

         (vi) On June 15, 2004, the Company announced that the Audit Committee was conducting an internal review into practices that resulted in the overstatement of circulation figures for the Chicago Sun-Times. The Company announced on October 5, 2004, that the review of the Audit Committee determined that weekday and Sunday average circulation of the Chicago Sun-Times, as reported in the audit reports issued by the Audit Bureau of Circulation commencing in 1998, had been overstated.

                  The Chicago Sun-Times announced a plan to make restitution to its advertisers for losses associated with the overstatements in the ABC circulation figures. To cover the estimated costs of restitution and settlement of related lawsuits filed against the Company, the Company recorded a pre-tax charge of approximately $24.1 million for 2003 and approximately $2.9 million for the first quarter of 2004. The Company continues to evaluate the adequacy of the reserves as negotiations with advertisers proceed.

         (vii) On June 21, 2004, the Company entered into an agreement to sell its 50% interest in a joint venture that was established by the Company and an entity affiliated with Donald Trump for the development of the property on which a portion of the facilities of the Chicago Sun-Times operations were situated. Under the terms of the agreement, the Company received $4.0 million in cash upon the signing of the sales agreement and the balance of approximately $66.7 million, net of closing costs and adjustments, was received in cash on closing. The Company completed this transaction on October 15, 2004.

         (viii) In November 2000, the Company and Hollinger L.P., received approximately Cdn.$766.8 million aggregate principal amount of 12.125% Fixed Rate Subordinated Debentures due November 15, 2010 (the "CanWest Debentures") issued by a wholly-owned subsidiary of CanWest called 3815668 Canada Inc. (the "Issuer"). The CanWest Debentures were guaranteed by CanWest and were issued to the Company in partial payment for the sale of certain Canadian newspaper and Internet assets to CanWest. In 2001, the Company and Hollinger L.P. sold participations of approximately Cdn.$756.8 million principal amount of the CanWest

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                  Debentures to a special purpose trust (the "Participation
                  Trust"). Notes of the Participation Trust, denominated in U.S. dollars (the "Trust Notes"), were in turn issued and sold by the Participation Trust to third parties. As a result of the periodic interest payments on the CanWest Debentures made in kind and a partial redemption by the Issuer of the CanWest Debentures in 2003, as of September 30, 2004, there was outstanding approximately Cdn.$889.5 million aggregate principal amount of CanWest Debentures. The Company and Hollinger L.P. were the record owners of all of these CanWest Debentures, but as of September 30, 2004, beneficially owned only approximately Cdn.$4.7 million and Cdn.$83.8 million principal amount, respectively of CanWest Debentures, with the balance beneficially owned by the Participation Trust.

                  On October 7, 2004, the Company and Hollinger L.P. entered into a Facilitation Agreement (the "Facilitation Agreement") with CanWest pursuant to which the parties agreed to redeem the CanWest Debentures and dissolve the Participation Trust. CanWest exchanged the Trust Notes for new debentures issued by the Issuer (the "CanWest Exchange Offer"). The CanWest Exchange Offer closed on November 18, 2004, and the amount received by the Company and Hollinger L.P. was approximately $133.6 million in cash in respect of CanWest Debentures beneficially owned and residual interests in the Participation Trust attributable to foreign currency exchange. As a result of the closing, the Participation Trust has been unwound and neither the Company nor Hollinger L.P. have retained any ownership in the CanWest Debentures.

         (ix) On December 15, 2004, the Company announced that it had completed the sale of The Palestine Post Limited, the publisher of THE JERUSALEM POST, THE JERUSALEM REPORT and related publications, to Mirkaei Tikshoret Ltd. ("MTL"). The transaction involved the sale by the Company of its debt and equity interests in The Palestine Post Limited to MTL for $13.2 million.

                  The Company will account for The Palestine Post Limited as a discontinued operation in accordance with SFAS No. 144. For the year ended December 31, 2003, The Palestine Post Limited represented $10.4 million of revenue and had a net operating loss of $6.6 million.

         (x) On December 16, 2004, from the proceeds of the sale of the Telegraph Group, the Board of Directors declared a special dividend of $2.50 per share for the Company's Class A and Class B Common Stock to holders of record of such shares on January 3, 2005, and paid an aggregate amount of approximately $226.7 million on January 18, 2005. On January 27, 2005, the Board of Directors declared a second special dividend of $3.00 per share for the Company's Class A and Class B Common Stock to holders of record of such shares on February 14, 2005, and paid an aggregate amount of approximately $272.0 million on March 1, 2005.


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                          Hollinger International Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      March 17, 2005                     By  /s/ James R. Van Horn
     --------------------------                  ---------------------------
                                             Name:   James R. Van Horn
                                             Title:  Vice President, General
                                                     Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).